

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2022

Douglas M. Polinsky
Chief Executive Officer and Chairman
Mill City Ventures III, Ltd
1907 Wayzata Boulevard, Suite 205
Wayzata, MN 55391

>   **Re: Mill City Ventures III, Ltd**
>   **Registration Statement on Form S-1**
>   **Filed April 26, 2022**
>   **File No. 333-264474**

Dear Mr. Polinsky:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.   Please revise the cover page to clearly reflect that you are seeking to register the offering of Representative's Warrants (including the underlying common shares), in addition to the public offering of your common stock. Refer to Item 501(b)(2) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 24

2.   We note your disclosure in the last paragraph on page 25 that your disclosure "should be read in conjunction with [y]our Annual Report on Form 10-K for the year ended December 31, 2021, as well as [y]our reports on Forms 10-Q and 8-K and other publicly available information." Please clarify whether this statement is seeking to incorporate

disclosure into this prospectus by reference. If you are incorporating disclosure by reference, please provide us your analysis supporting your conclusion that you are eligible to do so and revise to do so clearly. We may have further comments based upon your response and revisions.

Directors, Executive Officers and Corporate Governance
Director Independence, page 35

3. Please tell us how you determined that your director, Lyle A. Berman, qualifies as "independent" in accordance with Nasdaq listing rules. In this regard we note your disclosure on page 27, Liquidity and Capital Resources, that you entered into a Loan and Security Agreement with Mr. Berman, as trustee of the Lyle A. Berman Revocable Trust, providing you with a $5 million revolving line of credit and that such agreement, together with your cash, comprises your sources of liquidity.

Executive Compensation
Summary Compensation Table, page 38

4. We note your disclosure that your summary compensation table provides disclosure for your Principal Executive Officer, Principal Financial Officer and your three most highly compensated executive officers other than the Principal Executive Officer during fiscal years 2020 and 2019. Please reconcile such disclosure with your summary compensation table, which provides disclosure for two individuals during fiscal years 2021 and 2020. Refer to Item 402 of Regulation S-K for guidance.

Certain Relationships and Related Transactions
Transactions with Related Persons and Certain Conflict Disclosures, page 40

5. Please expand your disclosure related to the loans you have with related parties to disclose, for each, the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided and the amount of interest paid during the period for which disclosure is provided. Refer to Item 404(a) of Regulation S-K for guidance.

Part II
Item 16. Exhibits and Financial Statements
Exhibit No. 107 - Filing Fee Table, page 61

6. The fee table is substantially blank. We may have comments regarding such information upon its inclusion in an amendment to this registration statement.

Signatures, page 63

7. Please have your principal accounting officer or controller sign the registration statement. To the extent that any person is signing in more than one capacity, indicate each capacity

in which such person is signing. Refer to Instructions 1 and 2 to Signatures on Form S-1.

General

8.   We note your disclosure in the second risk factor on page 16 that five shareholders own shares representing approximately 63.42% of your issued and outstanding common stock. Please advise as to whether you anticipate being a "controlled company," as defined by NASDAQ rules, upon the completion of this offering, and provide appropriate disclosure on the prospectus cover page, prospectus summary and risk factors to the extent appropriate. If applicable, please also clarify whether you will avail yourself of the Nasdaq controlled company exemption for the exchange's corporate governance rules.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Gessert at (202) 551-2326 or David Lin at (202) 551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance